                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               EQUITY OIL COMPANY
                               ------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   294749-10-6
                                   -----------
                                 (CUSIP Number)


                              John W. Straker, Jr.
                             The Oxford Oil Company
                                  P. O. Box 910
                                 4900 Boggs Road
                           Zanesville, Ohio 43702-0910
                                 (740) 452-4503
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
--------------------------------------------------------------------------------

                                  July 10, 2000
                                  -------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP NO.: 294749-10-6                                    PAGE 2 OF 6 PAGES
           -----------
-------------------------                             --------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS         John W. Straker, Jr.


          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

                                                                 (a) [X]

                                                                 (b) [ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See instructions)           PF

--------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(E).                                            [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION        United States

--------------------------------------------------------------------------------

 NUMBER OF SHARES BENE-    7  SOLE VOTING POWER           853,850 shares of
 FICIALLY OWNED BY EACH                                           common stock
 REPORTING PERSON WITH:
                           -----------------------------------------------------
                           8  SHARED VOTING POWER         -0-

                           -----------------------------------------------------
                           9  SOLE DISPOSITIVE POWER      853,850 shares of
                                                                  common stock
                           -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER    -0-

--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            853,850 shares of common stock consisting of 240,500 shares directly owned and 613,350 shares owned by The Oxford Oil Company

--------------------------------------------------------------------------------
12        CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See instructions).                                     [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% of common stock

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See instructions)                     IN
--------------------------------------------------------------------------------


                               Page 2 of 6 Pages

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP NO.: 294749-10-6                                 PAGE 3 OF 6 PAGES
           -----------
-------------------------                             --------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS            The Oxford Oil Company


          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 31-0682258
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

                                                                 (a) [X]
                                                                 (b) [ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See instructions)        WC

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(E).                                            [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION                 Ohio

-----------------------------------------------------------------------------
  NUMBER OF SHARES BENE-      7  SOLE VOTING POWER          613,350 shares of
  FICIALLY OWNED BY EACH                                            common stock
  REPORTING PERSON WITH:
                           -----------------------------------------------------
                              8  SHARED VOTING POWER        -0-

                           -----------------------------------------------------
                              9  SOLE DISPOSITIVE POWER     613,350 shares of
                                                                    common stock
                           -----------------------------------------------------
                             10  SHARED DISPOSITIVE POWER   -0-

-----------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              613,350 shares of common stock (directly owned)

--------------------------------------------------------------------------------
  12      CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See instructions).                                   [ ]
--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% of common stock

--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See instructions)                CO
--------------------------------------------------------------------------------



                               Page 3 of 6 Pages

                                  SCHEDULE 13D
                           ---------------------------
CUSIP NO.: 294749-10-6



NOTE:    This Amendment No. 1 to the Schedule 13D dated May 24, 2000 is filed to
---- reflect the increase in holdings of the Reporting Persons in Equity Oil Company ("Equity Oil") as the result of the acquisition by The Oxford Oil Company ("Oxford Oil") of 201,050 shares of common stock (1.6% of outstanding shares) since the date of the Schedule 13D as originally filed. Items 3 and 5 are amended and restated as follows:


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------  -------------------------------------------------

Straker used $326,613 of his personal funds to purchase 240,500 shares of common stock and Oxford Oil used $1,221,637 from its working capital to purchase 613,350 shares of common stock of Equity Oil in open market transactions on Nasdaq from February 25, 1999 through July 10, 2000 at an aggregate price of $1,548,250 (or an average price of $1.81 per share).


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
-------  ------------------------------------

(a)      Aggregate Number and Percentage of Securities
         ---------------------------------------------

         According to Equity Oil's Quarterly Report on Form 10-Q filed on May 12, 2000, there are 12,643,440 shares of common stock outstanding. The percentages in this report are based upon this information.

         Straker holds directly 240,500 shares of common stock (representing 1.9% of the outstanding shares of common stock) and Oxford Oil holds 613,350 shares of common stock (representing 4.9% of the outstanding shares of common stock). Pursuant to Rule 13d-3 of the Exchange Act, Straker may be deemed to be the beneficial owner of all 853,850 shares of common stock held by the Reporting Persons representing 6.8% of the outstanding shares of common stock.

         None of the Officers and Directors is the beneficial owner of any shares of common stock.

(b)      Power to Vote and Dispose
         -------------------------

         The Reporting Persons as a group have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of common stock. See Item 2(a).

(c)      Transactions since the filing of Schedule 13D dated May 24, 2000
         ----------------------------------------------------------------

Straker has not engaged in the purchase or disposition of any shares of common stock in Equity Oil since the filing of Schedule 13D dated May 24, 2000. Oxford Oil has engaged in the following transactions in shares of common stock since the filing of Schedule 13D dated May 24, 2000. All transactions involved purchases of shares on the Nasdaq.

OXFORD OIL
----------

TRANSACTION                NUMBER OF                 PRICE PER
DATE                       SHARES                    SHARE*
-----------------------------------------------------------------

     5/30/00                1,000                      2
     5/30/00                5,000                      2
     5/30/00                  100                      2
     5/30/00                1,200                      2
     5/30/00                1,500                      2
     5/30/00                5,000                      2
     5/30/00                  500                      2
     5/30/00                  100                      2
     5/30/00                  500                      2
     5/31/00                  300                      2
     6/20/00                1,000                      2 5/8
     6/20/00               12,400                      2 5/8
     6/20/00                2,000                      2 21/32
     6/20/00                6,000                      2 21/32
     6/20/00                2,500                      2 11/16

                               Page 4 of 6 Pages

                                  SCHEDULE 13D
                           ---------------------------
CUSIP NO.: 294749-10-6


TRANSACTION                NUMBER OF                 PRICE PER
DATE                       SHARES                    SHARE*
-----------------------------------------------------------------


     6/20/00                  500                      2 5/8
     6/20/00                7,600                      2 11/16
     6/23/00                1,000                      2 9/16
     6/23/00                  200                      2 17/32
     6/23/00                1,900                      2 9/16
     6/23/00                  100                      2 9/16
     6/23/00                1,500                      2 9/16
     6/23/00                  100                      2 9/16
     6/23/00                  400                      2 9/16
     6/23/00                2,000                      2 9/16
     6/23/00                5,000                      2 9/16
     6/27/00                1,000                      2 11/16
     6/27/00                  500                      2 11/16
     6/27/00                5,000                      2 5/8
     6/27/00                  100                      2 5/8
     6/29/00                2,000                      2 3/4
     6/29/00                2,000                      2 3/4
     6/29/00                2,000                      2 3/4
     6/29/00                2,000                      2 3/4
     6/29/00                1,000                      2 3/4
     6/29/00                  200                      2 3/4
     6/29/00                1,000                      2 3/4
     6/30/00                1,000                      2 3/4
     6/30/00               24,000                      2 3/4
     7/6/00                21,000                      2 1/2
     7/10/00                1,000                      2 1/2
     7/10/00               12,000                      2 1/2
     7/10/00                  700                      2 1/2
     7/10/00                  800                      2 1/2
     7/10/00               38,000                      2 1/2
     7/10/00               14,000                      2 1/2
     7/10/00                  250                      2 1/2
     7/10/00                1,000                      2 1/2
     7/10/00                1,300                      2 1/2
     7/10/00                  500                      2 1/2
     7/10/00                  500                      2 1/2
     7/10/00                  200                      2 1/2
     7/10/00                2,000                      2 1/2
     7/10/00                3,000                      2 1/2
     7/10/00                3,000                      2 1/2
     7/10/00                  600                      2 1/2

*    EXCLUDING COMMISSIONS


(d)      Certain Rights of Other Persons
         -------------------------------

         Not applicable.

(e)      Date Ceased to Be 5% Owner
         --------------------------

         Not applicable.


                                Page 5 of 6 Pages

                                  SCHEDULE 13D
                           ---------------------------
CUSIP NO.: 294749-10-6


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         July 12, 2000
                                         -------------
                                         Date


                                         /s/ John W. Straker, Jr.
                                         -------------------------
                                         Signature
                                         Name:  John W. Straker, Jr.

                                         The Oxford Oil Company

                                         By: /s/ John W. Straker, Jr.
                                         ------------------------------
                                         Signature
                                         Name:  John W. Straker, Jr.
                                         Title: President

                                Page 6 of 6 Pages